P.E. 4-30-02

1-12260

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 2002 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Río Amazonas 43
Col. Cuauhtémoc, 06500 México D.F., México
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

PRESS RELEASE

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120, (52-555) 081-5121
afernandeze@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

COCA-COLA FEMSA Announces 16.0% Operating Profit Growth for the First-Quarter 2002

FIRST-QUARTER 2002

- Consolidated revenues increased by 3.4% as a result of a 5.2% increase in revenues in the Mexican territories that more than offset the 14.3% decline in revenues in Argentina.
- Consolidated operating income increased by 16.0% to Ps. 887.8 million, reaching a consolidated operating margin of 23.6%, an increase of 2.5 percentage points as compared to first-quarter 2001. Operating income during this period increased by 17.3% in Mexico and decreased by 56.1% in Buenos Aires as compared to the first quarter of 2001.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 9.8% over the first quarter of 2001, reaching Ps.1,110.0 million.
- Consolidated majority net income increased by 85.4% to Ps. 696.8 million, resulting in an earnings per share (EPS) of Ps. 0.489 (US$0.543 per ADR).

Mexico City (April 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2002.

"Our Company continues extending its performance track record, achieving revenue growth and expanding its margins. Our Mexican operations are driving our Company's growth, and our experience with Mexico's past inflationary environment has prepared us to face the challenging situation in Argentina, which represents 4.3% of our total EBITDA," stated Carlos Salazar, Chief Executive Officer of the Company.

[1] *Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure*

CONSOLIDATED RESULTS

Consolidated revenues increased by 3.4% to Ps. 3,759.8 million for the first quarter of 2002. Volume growth of 3.0% in the Company's Mexican operations, combined with a 5.6% improvement in consolidated average prices, more than compensated the 17.4% decrease in volume sales in Argentina. First-quarter 2002 consolidated operating income increased by 16.0% over the same period in 2001.

Consolidated EBITDA grew by 9.8%, reaching Ps. 1,110.0 million for the first quarter of 2002. EBITDA margin rose to 29.5%, as compared to 27.8% in the first quarter of 2001. This increase occurred mainly as a result of (i) improvement in consolidated average price and (ii) decreases in the costs of some raw materials in Mexico due to the appreciation of the Mexican peso over the U.S. dollar.

The integral cost of financing[2] shifted from Ps. 50.8 million in the first quarter of 2001 to a gain of Ps. 243.3 million during the same period of 2002. The following factors contributed to the net decrease:

- Net interest expense declined by 25.0% for the first quarter as compared to 2001, due to a combination of higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar, which more than offset lower interest rates on our investments.
- Foreign exchange gain equaled Ps. 82.3 million for the first quarter of 2002, generated by the depreciation of the Argentine peso against the U.S. dollar and the appreciation of the Mexican peso against the U.S. dollar, both effects as applied to the dollar-denominated net asset position of the Company in Argentina and Mexico, respectively. The Company applied an exchange rate of A$3.0 Argentine pesos per U.S. dollar as of March 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", page 5).
- Results in monetary position cycled from a loss of Ps. 11.1 million to a gain of Ps. 170.0 million for the first quarter of 2002, as a result of the Mexican and Argentine inflation adjustments applied to the net monetary assets of our operations.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 430.7 million for the first quarter of 2002. The average annual effective tax rate decreased from 44.6% in the first quarter of 2001 to 38.2% in the same period of 2002, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 85.4%, from Ps. 375.9 million in the first quarter of 2001 to Ps. 696.8 million for the same period in 2002. Net income per share reached Ps. 0.489 (US$0.543 per ADR).

[2] *The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.*

BALANCE SHEET

On March 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 4,430.0 million (US$491.5 million) and a total bank debt position of Ps. 2,830.0 million (US$314.0 million). As compared to December 31, 2001, this shift represents a US$23.9 million increase in cash and cash equivalents during the quarter, including advance purchases of certain raw materials that the Company effected in March, 2002.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 3,475.4 million, a 5.2% increase over the first quarter of 2001. Sales volume totaled 111.2 million unit cases ("MUC")[3], a 3.0% improvement over the first quarter of 2001.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 8.9% for the first quarter of 2002, (ii) the solid performance of *Senzao* and the recently introduced *Mundet*, which represented 1.7% and 2.4%, respectively, of the total product mix during the first quarter of 2002, (iii) the volume increase of *Ciel,* the *Coca-Cola* trademark still water brand, which grew by 11.1% as compared to the first quarter of 2001, and (iv) the solid performance of the new 8-ounce one-way non-returnable glass presentation of *Coca-Cola,* which accounted for 1.5% of the total packaging mix for the first quarter of 2002.

Gross Profit

Gross profit improved by 9.1% in the first quarter of 2002. As a percentage of total sales, cost of sales decreased by 2.0 percentage points during first-quarter 2002 as a result of the effect of the Mexican peso appreciation against the U.S. dollar in certain packaging raw materials prices, combined with greater fixed costs absorption generated by the volume increase.

Income from Operations

Administrative expenses for the first quarter of 2002 increased by 3.4% as compared to the same period of 2001, although it remained almost flat as a percentage of total sales.

As a percentage of total sales first quarter of 2002 selling expenses decreased by 0.5 percentage points, as compared to 2001, mainly reflecting lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, average price increase, and lower cost of sales per unit case resulted in an operating profit increase of 17.3% during the first quarter of 2002. Operating margin grew from 22.7% for the first quarter of 2001 to 25.4% for the same period in 2002. First-quarter 2002 EBITDA totaled Ps. 1,062.3 million (U.S.$117.9 million), an 11.4% increase over the first quarter of 2001.

[3] *The unit case is a unit measurement equal to 24 eight-ounce servings.*

ARGENTINE OPERATING RESULTS

Despite the devaluation of the Argentine peso, our operation reached a 5.3% operating income margin and A$15.9 million of EBITDA, a decline of 16.8% over the first quarter of 2001.

Revenue management, market segmentation, cost-cutting programs, cash management strategies, and raw materials and commercial terms renegotiations have played key roles in sustaining the operating results attained.

Revenues

The negative economic growth experienced in Argentina during the last four years and the current devaluation of the Argentine peso resulted in an unemployment rate of more than 30.0% in the Greater Buenos Aires region as well as in a massive decline in disposable income. These economic circumstances, combined with our efforts to keep up with inflation by implementing several price increases during the quarter, resulted in a 17.4% reduction in our volumes.

Taí and *Crush*, our value-protection brands, represented 20.5% of the total product mix in the first quarter of 2002 versus 9.9% during the same period last year. Revenues for the first quarter of 2002 decreased by 14.3% despite the 2.7% average real price increase per unit case in our Argentine territories.

Gross Profit

Gross profit decreased by 28.0% in the first quarter of 2002 as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos of our U.S. dollar-denominated assets. As a percentage of total revenues, total cost of sales increased by 7.0 percentage points.

Income from Operations

Administrative expenses, as a percentage of total sales, increased by 1.4 percentage points, an 11.1% growth in absolute terms for the first quarter of 2002 over 2001. This result is mainly attributable to a larger depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

As a percentage of total sales, selling expenses decreased by 3.6 percentage points during first-quarter 2002, representing a 25.3% decrease in absolute terms for the first quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization (a result of the implementation of a program that adjusts labor to the business cycle of our Argentine operations), and (iii) a restructuring of the pre-sale, logistics, and distribution areas.

As a percentage of total revenues, operating income decreased by 5.0 percentage points, reaching A$5.0 million during the first quarter of 2002. First-quarter 2002 EBITDA totaled A$15.9 million, a decrease of 0.5 percentage points over the first quarter of 2001, as a percentage of total sales.

"The performance of our Argentine operations demonstrates our deep local knowledge of the soft drink industry in Buenos Aires, as well as the proactive approach of the Company in adapting our operating strategies to the difficult reality of the Argentine economy.

We are prepared to translate the current challenges into opportunities by tailoring our package portfolio, increasing returnable bottles in our mix to fulfill our customer needs, and leveraging on our value-protection brands. We intend to continue preserving the value of our core brands by implementing market multi-segmentation and revenue management initiatives," stated Carlos Salazar, Chief Executive Officer of the Company.

IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

As discussed in the Company's press release for the previous quarter, the Argentine government implemented several economic measures that restricted cash withdrawals from local deposit accounts in the last month of 2001. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002.

After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions. On February 11, 2002, the Argentine government eliminated the controlled exchange rate.

As of March 31, 2002, the exchange rate stood at A$3.0 Argentine pesos per U.S. dollar. This rate implies a 76.5% devaluation of the Argentine peso versus the U.S. dollar during the quarter, when comparing the current exchange rate against the exchange rate employed by the Company as of December 31, 200, A$ 1.7 Argentine pesos per U.S. dollar.

The cumulative loss generated by the devaluation of the Argentine peso as of March 31, 2002 amounted U.S.$141.3 million, and reduced the total shareholders' equity of the Company. This figure includes a loss of U.S.$91.9 million recorded at the end of last year.

The goodwill generated by the acquisition of our Argentine subsidiary is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above also includes a reduction in cumulative goodwill of U.S.$100.8 million.

In order to present comparative figures for previous periods and in accordance with accounting guidelines mandatory under these circumstances, the Company used the exchange rates at the close of the most recent quarter to translate the balance sheet and income statement for previous years (A$3.0 per U.S. dollar).

RECENT DEVELOPMENTS

?? As discussed in the previous quarter's press release, we modified all our production facilities to use sugar-cane based sweetener in order to minimize the impact of the new excise tax on high-fructose corn syrup ("HFCS") imposed by the Mexican government in January 2002. Although the Mexican government suspended the implementation of this new tax until September 2002 in a decision rendered in March of this year, the Company continues to employ only using sugar-cane based sweetener in all its production operations.

?? The Company has initiated a proceeding (an "*amparo*") to challenge the excise tax imposed on soft drinks inventories produced with HFCS at the end of 2001 and at the beginning of 2002. The Company does not expect that an unfavorable decision with regard this tax will have a material adverse effect on its financial results.

?? Following the finding against the Company of the Mexican Federal Antitrust Commission ("MFAC") in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. If the outcome of this legal procedure is unfavorable, we will file another appeal with the appropriate Mexican authorities. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results.

GROWTH EXPECTATIONS 2002

Management expects volume growth guidance for its Mexican territories to increase in the range of 3%-5% in 2002 and operating income increases for its Mexican operations to grow in the range of 12%-14%.

Given the negative economic developments in Argentina and the uncertainty surrounding the current economic situation, the Company is not in a position to provide growth expectations for its Argentine territories in 2002. However, we are evaluating the following initiatives to counterbalance the current situation in Argentina:

?? Maintain profitability throughout price increases.

?? Strengthen our brand portfolio by protecting our core brands, focusing on affordability, and reinforcing strategy against price brands (i.e. launch returnable packaging presentations).

?? Explore other consumer occasions and further develop traditional distribution channels.

?? Explore further cost-cutting initiatives (i.e. evaluate transportation alternatives between plant and distribution centers).

?? Renegotiate commercial terms to protect working capital.

CONFERENCE CALL INFORMATION

First-Quarter 2002 Conference Call will be held on: Thursday, April 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call please dial: Domestic US: 888-224-3260, International: 973-317-5319

If you are unable to participate live, an instant replay of the conference call will be available through May 2, 2002. To listen to the replay please dial: Domestic: US 800-428-6051; International: 973-709-2089, Passcode: 239521

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola*, *Sprite*, *Fanta*, *Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2002 exchange rate of Ps. 3.004 per A$1.00. In addition, all comparisons in this report for the first quarter of 2002, which ended on March 31, 2002, in this report are made against the figures for the comparable period, first quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(3 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March 31, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2002

ASSETS		2002		2001
Current Assets				
Cash and cash equivalents	Ps.	4,430	Ps.	4,328
Accounts receivable:				
Trade		441		549
Notes		9		20
Prepaid taxes		7		2
Other		230		312
		687		883
Inventories		958		538
Prepaid expenses		58		24
Total current assets		6,133		5,773
Property, plant and equipment				
Land		696		711
Buildings, machinery and equipment		7,884		7,468
Accumulated depreciation		-2,783		-2,429
Construction in progress		332		290
Bottles and cases		290		201
Total property, plant and equipment		6,419		6,241
Investment in shares		106		110
Deferred charges, net		506		491
Goodwill, net		585		823
TOTAL ASSETS	Ps.	13,749	Ps.	13,438

LIABILITIES & STOCKHOLDERS' EQUITY		2002		2001
Current Liabilities				
Short-term bank loans, notes and interest payable	Ps.	94	Ps.	76
Suppliers		1,012		1,408
Accounts payable and others		1,100		417
Taxes payable		313		373
Total Current Liabilities		2,519		2,274
Long-term bank loans		2,737		2,829
Pension plan and seniority premium		166		164
Other liabilities		1,198		963
Total Liabilities		6,620		6,230
Stockholders' Equity				
Minority interest		0		0
Majority interest:				
Capital stock		2,272		2,272
Additional paid in capital		1,599		1,599
Retained earnings of prior years		6,060		4,537
Net income for the period		697		2,084
Cumulative results of holding non-monetary assets		-3,499		-3,284
Total majority interest		7,129		7,208
Total stockholders' equity		7,129		7,208
TOTAL LIABILITIES & EQUITY	Ps.	13,749	Ps.	13,438

Mexican Inflation December 2001 - March 2002	1.37%
Argentine Inflation December 2001 - March 2002	10.74%
Mexican Peso / U.S.Dollar at March 31, 2002	9.013
Argentine peso / U:S Dollar March 31 , 2002	3.000

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March 31, 2002 and 2001
Expressed in currency with purchasing power as of March 31, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos) (1)						(Millions of Argentine Pesos) (1)		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales Volume(millions unit cases)	140.6	143.6	(2.1)	111.2	108.0	3.0	29.4	35.6	(17.4)
Average unit price per case	26.52	25.11	5.6	31.09	30.42	2.2	3.07	2.99	2.7
Net revenues	3,728.4	3,605.1	3.4	3,456.7	3,285.8	5.2	90.4	106.3	(15.0)
Other operating revenues	31.4	31.4	-	18.7	18.8	(0.5)	4.3	4.2	2.4
Total revenues	3,759.8	3,636.5	3.4	3,475.4	3,304.6	5.2	94.7	110.5	(14.3)
Cost of sales	1,732.8	1,728.6	0.2	1,553.3	1,542.3	0.7	59.8	62.0	(3.5)
Gross profit	2,027.0	1,907.9	6.2	1,922.1	1,762.3	9.1	34.9	48.5	(28.0)
Administrative expenses	304.5	293.1	3.9	286.5	277.1	3.4	6.0	5.4	11.1
Selling expenses	821.8	824.8	(0.4)	752.6	732.2	2.8	23.0	30.8	(25.3)
Operating expenses	1,126.3	1,117.9	0.8	1,039.1	1,009.3	3.0	29.0	36.2	(19.9)
Goodwill amortization	12.9	24.4	(47.1)	1.9	1.9	-	0.9	0.9	-
Operating income	887.8	765.6	16.0	881.1	751.1	17.3	5.0	11.4	(56.1)
Interest expense	70.0	82.1	(14.7)						
Interest income	61.0	70.1	(13.0)						
Interest expense, net	9.0	12.0	(25.0)						
Foreign exchange loss (gain)	(82.3)	27.7	(397.1)						
Loss (gain) on monetary position	(170.0)	11.1	(1,631.5)						
Integral cost of financing	(243.3)	50.8	(578.9)						
Other (income) expenses, net	3.6	(13.7)	(126.2)						
Income before taxes	1,127.5	728.5	54.8						
Taxes	430.7	325.1	32.5						
Effect of changes in accounting principles (2)	-	(27.8)	NA						
Consolidated net income	696.8	375.9	85.4						
Majority net income	696.8	375.9	85.4						
EBITDA (3)	1,110.0	1,011.1	9.8	1,062.3	953.9	11.4	15.9	19.1	(16.8)

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation March 2001 - March 2002	4.66%
Argentine Inflation March 2001 - March 2002	9.42%
Argentine Peso / U.S.Dollar at March 31 2002	3.000
Mexican Peso / U.S.Dollar at March 31 2001	9.013

Selected Information

For thee thre months ended March 31, 2002

Expressed In Pesos as of March 31, 2002

	2002
Depreciation (1)	136.9
Amortization and others	85.2
Capital Expenditures (2)	220.5

(1) (Includes goodwill amortization)
(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed In millions of unit cases

	2002	2001
Mexico	111.2	108.0
Valley of Mexico	83.9	81.3
Southeast	27.3	26.7
Buenos Aires	29.4	35.6
Total	140.6	143.6

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	74/22/4	77/19/4
Valley of Mexico	74/23/3	78/19/3
Southeast	73/21/6	74/20/6
Buenos Aires	63/36/1	68/31/1
Total	72/25/3	75/22/3

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	38/62	44/56
Valley of Mexico	36/64	42/58
Southeast	44/56	48/52
Buenos Aires	3/97	7/93
Total	31/69	35/65

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. HECTOR TREVIÑO GUTIERREZ
CHIEF FINANCIAL AND ADMINISTRATIVE OFFICER

CP. RAMON GARCIA ALEGRE
ADMINISTRATIVE OFFICER

MEXICO, D.F., AT APRIL 24 OF 2002

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	726,750,000		726,750,000		322,958	
D		9	427,500,000			427,500,000	189,975	
L		9	270,750,000			270,750,000	120,317	
TOTAL			**1,425,000,000**	**0**	**726,750,000**	**698,250,000**	**633,250**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
1,425,000,000
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 10
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** Quarter: **1** Year: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**13,748,056**	**100**	**11,530,935**	**100**
2	**CURRENT ASSETS**	**6,132,023**	**45**	**3,273,983**	**28**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,429,730	32	2,244,975	19
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	450,285	3	391,063	3
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	229,752	2	(7,133)	0
6	INVENTORIES	957,720	7	542,051	5
7	OTHER CURRENT ASSETS	64,536	0	103,027	1
8	**LONG-TERM**	**106,283**	**1**	**125,225**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	106,283	1	125,225	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**6,419,279**	**47**	**6,356,295**	**55**
13	PROPERTY	696,391	5	712,707	6
14	MACHINERY AND INDUSTRIAL	8,174,840	59	7,612,688	66
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,782,909	20	2,283,699	20
17	CONSTRUCTION IN PROGRESS	330,957	2	314,599	3
18	**DEFERRED ASSETS (NET)**	**1,090,471**	**8**	**1,775,432**	**15**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,619,446**	**100**	**6,222,528**	**100**
21	**CURRENT LIABILITIES**	**2,518,833**	**38**	**2,199,301**	**35**
22	SUPPLIERS	1,012,129	15	1,106,838	18
23	BANK LOANS	93,462	1	103,460	2
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	285,166	4	420,218	7
26	OTHER CURRENT LIABILITIES	1,128,076	17	568,785	9
27	**LONG-TERM LIABILITIES**	**2,737,093**	**41**	**3,024,693**	**49**
28	BANK LOANS	2,737,093	41	3,024,693	49
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**826,047**	**12**	**641,352**	**10**
32	**OTHER LIABILITIES**	**537,473**	**8**	**357,182**	**6**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**7,128,610**	**100**	**5,308,407**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**7,128,610**	**100**	**5,308,407**	**100**
36	**CONTRIBUTED CAPITAL**	**3,871,327**	**54**	**3,871,327**	**73**
37	PAID-IN CAPITAL STOCK (NOMINAL)	633,250	9	633,250	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,639,241	23	1,639,241	31
39	PREMIUM ON SALES OF SHARES	1,598,836	22	1,598,836	30
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**3,257,283**	**46**	**1,437,080**	**27**
42	RETAINED EARNINGS AND CAPITAL RESERVE	6,254,115	88	4,950,867	93
43	REPURCHASE FUND OF SHARES	400,000	6	400,000	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(4,093,734)	(57)	(4,289,427)	(81)
45	NET INCOME FOR THE YEAR	696,902	10	375,640	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**4,429,730**	**100**	**2,244,975**	**100**
46	CASH	193,047	4	0	0
47	SHORT-TERM INVESTMENTS	4,236,683	96	2,244,975	100
18	**DEFERRED ASSETS (NET)**	**1,090,471**	**100**	**1,775,432**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	505,937	46	392,668	22
49	GOODWILL	584,534	54	1,382,764	78
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**2,518,833**	**100**	**2,199,301**	**100**
52	FOREING CURRENCY LIABILITIES	290,459	12	66,665	3
53	MEXICAN PESOS LIABILITIES	2,228,374	88	2,132,636	97
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,128,076**	**100**	**568,785**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,128,076	100	568,785	100
27	**LONG-TERM LIABLITIES**	**2,737,093**	**100**	**3,024,693**	**100**
59	FOREING CURRENCY LIABILITIES	2,737,093	100	3,024,693	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**826,047**	**100**	**641,352**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	826,047	100	641,352	100
32	**OTHER LIABILITIES**	**537,473**	**100**	**357,182**	**100**
68	RESERVES	165,963	31	155,274	43
69	OTHERS LIABILITIES	371,510	69	201,908	57
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(4,093,734)**	**100**	**(4,289,427)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,093,734)	(100)	(4,289,427)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

24/04/2002 20:38

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	3,613,190	1,074,682
73	PENSIONS FUND AND SENIORITY PREMIUMS	165,963	155,274
74	EXECUTIVES (*)	150	166
75	EMPLOYERS (*)	5,296	5,451
76	WORKERS (*)	8,885	8,783
77	CIRCULATION SHARES (*)	1,425,000,000	1,425,000,000
78	REPURCHASED SHARES (*)	0	0

24/04/2002 20:40

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**3,759,849**	**100**	**3,636,469**	**100**
2	COST OF SALES	1,732,850	46	1,728,532	48
3	**GROSS INCOME**	**2,026,999**	**54**	**1,907,937**	**52**
4	OPERATING	1,139,199	30	1,142,305	31
5	**OPERATING INCOME**	**887,800**	**24**	**765,632**	**21**
6	TOTAL FINANCING COST	(243,263)	(6)	50,760	1
7	**INCOME AFTER FINANCING COST**	**1,131,063**	**30**	**714,872**	**20**
8	OTHER FINANCIAL OPERATIONS	3,478	0	(13,783)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,127,585**	**30**	**728,655**	**20**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	430,683	11	325,170	9
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**696,902**	**19**	**403,485**	**11**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**696,902**	**19**	**403,485**	**11**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**696,902**	**19**	**403,485**	**11**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	27,845	1
18	**NET CONSOLIDATED INCOME**	**696,902**	**19**	**375,640**	**10**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**696,902**	**19**	**375,640**	**10**

24/04/2002 20:41

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,759,849**	**100**	**3,636,469**	**100**
21	DOMESTIC	3,475,441	92	3,304,628	91
22	FOREIGN	284,408	8	331,841	9
23	TRANSLATED INTO DOLLARS (***)	94,666	3	110,454	3
6	**TOTAL FINANCING COST**	**(243,263)**	**100**	**50,760**	**100**
24	INTEREST PAID	70,004	29	82,087	162
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	60,988	25	70,079	138
27	EXCHANGE PROFITS	82,303	34	(27,652)	(54)
28	GAIN DUE TO MONETARY POSITION	(169,976)	(70)	11,100	22
8	**OTHER FINANCIAL OPERATIONS**	**3,478**	**100**	**(13,783)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,478	100	(13,783)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**430,683**	**100**	**325,170**	**100**
32	INCOME TAX	196,258	46	270,881	83
33	DEFERED INCOME TAX	231,503	54	19,539	6
34	WORKERS' PROFIT SHARING	2,922	1	34,750	11
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

24/04/2002 20:41

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**KOF** QUARTER: **1** YEAR**2002**

COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,728,405	3,605,109
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	15,654,472	15,018,848
39	OPERATION INCOME (**)	3,760,824	3,049,825
40	NET INCOME OF MAYORITY INTEREST(**)	2,412,301	1,351,350
41	NET CONSOLIDATED INCOME (**)	2,412,301	1,351,350

24/04/2002 29/01/1999 20:41

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**696,902**	**375,640**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	215,300	233,151
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**912,202**	**608,791**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(16,596)	362,798
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**895,606**	**971,589**
6	CASH FLOW FROM EXTERNAL FINANCING	(12,607)	43,411
7	CASH FLOW FROM INTERNAL FINANCING	(561,022)	(305,738)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(573,629)**	**(262,327)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(220,466)**	**(134,434)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	101,511	574,828
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	4,328,219	1,670,147
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	4,429,730	2,244,975

24/04/2002 20:41

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**215,300**	**233,151**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	136,923	155,809
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	78,377	77,342
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(16,596)**	**362,798**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	200,477	170,895
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(409,416)	(130,097)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(33,937)	(55,658)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(395,975)	(46,398)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	622,255	424,056
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(12,607)**	**43,411**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(152,302)	115,805
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	226,896	(2,788)
27	(-) BANK FINANCING AMORTIZATION	(87,201)	(69,606)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(561,022)**	**(305,738)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(561,022)	(305,738)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTLIZED) IN INVESTMENT ACTIVITIES**	**(220,466)**	**(134,434)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(211,494)	(115,080)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(8,972)	(19,354)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	18.54	%	10.33	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	33.84	%	25.46	%
3	NET INCOME TO TOTAL ASSETS (**)	17.55	%	11.72	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	22.69	%	0.15	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	24.39	%	(2.95)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.14	times	1.30	times
7	NET SALES TO FIXED ASSETS (**)	2.44	times	2.36	times
8	INVENTORIES ROTATION (**)	7.48	times	10.39	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	9	days	8	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.04	%	10.55	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.15	%	53.96	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.93	times	1.17	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.74	%	49.68	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.64	%	47.59	%
15	OPERATING INCOME TO INTEREST PAID	12.68	times	9.33	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.36	times	2.41	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.43	times	1.49	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.05	times	1.24	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	0.53	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	175.86	%	102.08	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	24.26	%	16.74	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.44)	%	9.98	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	12.79	times	11.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	2.20	%	(16.55)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.80	%	116.55	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	95.93	%	85.60	

24/04/2002 20:41

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.69		$ 1.07	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.00		$ 3.73	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.39		$ 0.21	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	5.22	times	4.01	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	15.42	times	17.37	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

24/04/2002 20:41

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

COCA-COLA FEMSA Announces 16.0% Operating Profit Growth for the First-Quarter 2002

FIRST-QUARTER 2002

Ø Consolidated revenues increased by 3.4% as a result of a 5.2% increase in revenues in the Mexican territories that more than offset the 14.3% decline in revenues in Argentina.
Ø Consolidated operating income increased by 16.0% to Ps. 887.8 million, reaching a consolidated operating margin of 23.6%, an increase of 2.5 percentage points as compared to first-quarter 2001. Operating income during this period increased by 17.3% in Mexico and decreased by 56.1% in Buenos Aires as compared to the first quarter of 2001.
Ø Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")1 increased by 9.8% over the first quarter of 2001, reaching Ps.1,110.0 million.
Ø Consolidated majority net income increased by 85.4% to Ps. 696.8 million, resulting in an earnings per share (EPS) of Ps. 0.489 (US$0.543 per ADR).

Mexico City (April 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina, announced today its consolidated results for the first quarter of 2002.

"Our Company continues extending its performance track record, achieving revenue growth and expanding its margins. Our Mexican operations are driving our Company's growth, and our experience with Mexico's past inflationary environment has prepared us to face the challenging situation in Argentina, which represents 4.3% of our total EBITDA," stated Carlos Salazar, Chief Executive Officer of the Company.

1 Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure

CONSOLIDATED RESULTS

Consolidated revenues increased by 3.4% to Ps. 3,759.8 million for the first quarter of 2002. Volume growth of 3.0% in the Company's Mexican operations, combined with a 5.6% improvement in consolidated average prices, more than compensated the 17.4% decrease in volume sales in Argentina. First-quarter 2002 consolidated operating income increased by 16.0% over the same period in 2001.

Consolidated EBITDA grew by 9.8%, reaching Ps. 1,110.0 million for the first quarter of 2002. EBITDA margin rose to 29.5%, as compared to 27.8% in the first quarter of 2001. This increase occurred mainly as a result of (i) improvement in consolidated average price and (ii) decreases in the costs of some raw materials in Mexico due to the appreciation of the Mexican peso over the U.S. dollar.

The integral cost of financing2 shifted from Ps. 50.8 million in the first quarter of 2001 to a gain of Ps. 243.3 million during the same period of 2002. The following factors contributed to the net decrease:

Ø Net interest expense declined by 25.0% for the first quarter as compared to 2001, due to a combination of higher cash holdings and the appreciation of the Mexican peso against the U.S. dollar, which more than offset lower interest rates on our investments.
Ø Foreign exchange gain equaled Ps. 82.3 million for the first quarter of 2002, generated by the depreciation of the Argentine peso against the U.S. dollar and the appreciation of the Mexican peso against the U.S. dollar, both effects as applied to the dollar-denominated net asset position of the Company in Argentina and Mexico, respectively. The Company applied an exchange rate of A$3.0 Argentine pesos per U.S. dollar as of March 31, 2001 (see "Impact of the Devaluation of the Argentine Peso Against the U.S. Dollar", page 5).
Ø Results in monetary position cycled from a loss of Ps. 11.1 million to a gain of Ps. 170.0 million for the first quarter of 2002, as a result of the Mexican and Argentine inflation adjustments applied to the net monetary assets of our operations.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps. 430.7 million for the first quarter of 2002. The average annual effective tax rate decreased from 44.6% in the first quarter of 2001 to 38.2% in the same period of 2002, due to the reduction of deferred taxes resulting from the changes to the Mexican Income Tax Law, which will gradually lower the tax rate from 35% in 2002 to 32% in 2005.

Consolidated net income increased by 85.4%, from Ps. 375.9 million in the first quarter of 2001 to Ps. 696.8 million for the same period in 2002. Net income per share reached Ps. 0.489 (US$0.543 per ADR).

2 The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of the monetary position of the Company.

BALANCE SHEET

On March 31, 2002, Coca-Cola FEMSA recorded a cash balance of Ps. 4,430.0 million (US$491.5 million) and a total bank debt position of Ps. 2,830.0 million (US$314.0 million). As compared to December 31, 2001, this shift represents a US$23.9 million increase in cash and cash equivalents during the quarter, including advance purchases of certain raw materials that the Company effected in March, 2002.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps. 3,475.4 million, a 5.2% increase over the first quarter of 2001. Sales volume totaled 111.2 million unit cases ("MUC")3, a 3.0% improvement over the first quarter of 2001.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of Coca-Cola Light by 8.9% for the first quarter of 2002, (ii) the solid performance of Senzao and the recently introduced Mundet, which represented 1.7% and 2.4%, respectively, of the total product mix during the first quarter of 2002, (iii) the volume increase of Ciel, the Coca-Cola trademark still water brand, which grew by 11.1% as compared to the first quarter of 2001, and (iv) the solid performance of the new 8-ounce one-way non-returnable glass presentation of Coca-Cola, which accounted for 1.5% of the total packaging mix for the first quarter of 2002.

Gross Profit

Gross profit improved by 9.1% in the first quarter of 2002. As a percentage of total sales, cost of sales decreased by 2.0 percentage points during first-quarter 2002 as a result of the effect of the Mexican peso appreciation against the U.S. dollar in certain packaging raw materials prices, combined with greater fixed costs absorption generated by the volume increase.

Income from Operations

Administrative expenses for the first quarter of 2002 increased by 3.4% as compared to the same period of 2001, although it remained almost flat as a percentage of total sales.

As a percentage of total sales first quarter of 2002 selling expenses decreased by 0.5 percentage points, as compared to 2001, mainly reflecting lower bottle and case breakage costs due to a higher non-returnable volume mix.

The combination of improved sales volume, average price increase, and lower cost of sales per unit case resulted in an operating profit increase of 17.3% during the first quarter of 2002. Operating margin grew from 22.7% for the first quarter of 2001 to 25.4% for the same period in 2002. First-quarter 2002 EBITDA totaled Ps. 1,062.3 million (U.S.$117.9 million), an 11.4% increase over the first quarter of 2001.

3 The unit case is a unit measurement equal to 24 eight-ounce servings.

ARGENTINE OPERATING RESULTS

Despite the devaluation of the Argentine peso, our operation reached a 5.3% operating income margin and A$15.9 million of EBITDA, a decline of 16.8% over the first quarter of 2001.

Revenue management, market segmentation, cost-cutting programs, cash management strategies, and raw materials and commercial terms renegotiations have played key roles in sustaining the operating results attained.

Revenues

The negative economic growth experienced in Argentina during the last four years and the current devaluation of the Argentine peso resulted in an unemployment rate of more than 30.0% in the Greater Buenos Aires region as well as in a massive decline in disposable income. These economic circumstances, combined with our efforts to keep up with inflation by implementing several price increases during the quarter, resulted in a 17.4% reduction in our volumes.

Taí and Crush, our value-protection brands, represented 20.5% of the total product mix in the first quarter of 2002 versus 9.9% during the same period last year. Revenues for the first quarter of 2002 decreased by 14.3% despite the 2.7% average real price increase per unit case in our Argentine territories.

Gross Profit

Gross profit decreased by 28.0% in the first quarter of 2002 as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos of our U.S. dollar-denominated assets. As a percentage of total revenues, total cost of sales increased by 7.0 percentage points.

Income from Operations

Administrative expenses, as a percentage of total sales, increased by 1.4 percentage points, an 11.1% growth in absolute terms for the first quarter of 2002 over 2001. This result is mainly attributable to a larger depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

As a percentage of total sales, selling expenses decreased by 3.6 percentage points during first-quarter 2002, representing a 25.3% decrease in absolute terms for the first quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization (a result of the implementation of a program that adjusts labor to the business cycle of our Argentine operations), and (iii) a restructuring of the pre-sale, logistics, and distribution areas.

As a percentage of total revenues, operating income decreased by 5.0 percentage points, reaching A$5.0 million during the first quarter of 2002. First-quarter 2002 EBITDA totaled A$15.9 million, a decrease of 0.5 percentage points over the first quarter of 2001, as a percentage of total sales. "The performance of our Argentine operations demonstrates our deep local knowledge of the soft drink industry in Buenos Aires, as well as the proactive approach of the Company in adapting our operating strategies to the difficult reality of the Argentine economy.

We are prepared to translate the current challenges into opportunities by tailoring our package portfolio, increasing returnable bottles in our mix to fulfill our customer needs, and leveraging on our value-protection brands. We intend to continue preserving the value of our core brands by implementing market multi-segmentation and revenue management initiatives," stated Carlos Salazar, Chief Executive Officer of the Company.

IMPACT OF THE DEVALUATION OF THE ARGENTINE PESO AGAINST THE U.S. DOLLAR

As discussed in the Company´s press release for the previous quarter, the Argentine government implemented several economic measures that restricted cash withdrawals from local deposit accounts in the last month of 2001. Specifically, the government curtailed financial transactions denominated in foreign currencies from December 21, 2001 to January 11, 2002.

After this period, the government implemented a dual foreign exchange rate mechanism whereby a controlled exchange rate for specific import/export-related transactions coexisted with a free-floating exchange rate determined by demand and supply for local transactions. On February 11, 2002, the Argentine government eliminated the controlled exchange rate.

As of March 31, 2002, the exchange rate stood at A$3.0 Argentine pesos per U.S. dollar. This rate implies a 76.5% devaluation of the Argentine peso versus the U.S. dollar during the quarter, when comparing the current exchange rate against the exchange rate employed by the Company as of December 31, 200, A$ 1.7 Argentine pesos per U.S. dollar.

The cumulative loss generated by the devaluation of the Argentine peso as of March 31, 2002 amounted U.S.$141.3 million, and reduced the total shareholders' equity of the Company. This figure includes a loss of U.S.$91.9 million recorded at the end of last year.

The goodwill generated by the acquisition of our Argentine subsidiary is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above also includes a reduction in cumulative goodwill of U.S.$100.8 million.

In order to present comparative figures for previous periods and in accordance with accounting guidelines mandatory under these circumstances, the Company used the exchange rates at the close of the most recent quarter to translate the balance sheet and income statement for previous years (A$3.0 per U.S. dollar).

RECENT DEVELOPMENTS

· As discussed in the previous quarter's press release, we modified all our production facilities to use sugar-cane based sweetener in order to minimize the impact of the new excise tax on high-fructose corn syrup ("HFCS") imposed by the Mexican government in January 2002. Although the Mexican government suspended the implementation of this new tax until September 2002 in a decision rendered in March of this year, the Company continues to employ only using sugar-cane based sweetener in all its production operations.

· The Company has initiated a proceeding (an "amparo") to challenge the excise tax imposed on soft drinks inventories produced with HFCS at the end of 2001 and at the beginning of 2002. The Company does not expect that an unfavorable decision with regard this tax will have a material adverse effect on its financial results.

· Following the finding against the Company of the Mexican Federal Antitrust Commission ("MFAC") in connection with exclusivity practices in the Mexican soft drink industry, the Company, in accordance with the Mexican Federal Antitrust Law, has filed an immediate appeal of the MFAC's decision. If the outcome of this legal procedure is unfavorable, we will file another appeal with the appropriate Mexican authorities. The Company does not expect that an unfavorable decision will have a material adverse effect on its financial results.

GROWTH EXPECTATIONS 2002

Management expects volume growth guidance for its Mexican territories to increase in the range of 3%-5% in 2002 and operating income increases for its Mexican operations to grow in the range of 12%-14%.

Given the negative economic developments in Argentina and the uncertainty surrounding the current economic situation, the Company is not in a position to provide growth expectations for its Argentine territories in 2002. However, we are evaluating the following initiatives to counterbalance the current situation in Argentina:

· Maintain profitability throughout price increases.

· Strengthen our brand portfolio by protecting our core brands, focusing on affordability, and reinforcing strategy against price brands (i.e. launch returnable packaging presentations).

· Explore other consumer occasions and further develop traditional distribution channels.

· Explore further cost-cutting initiatives (i.e. evaluate transportation alternatives between plant and distribution centers).

· Renegotiate commercial terms to protect working capital.

CONFERENCE CALL INFORMATION

First-Quarter 2002 Conference Call will be held on: Thursday, April 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call please dial: Domestic US: 888-224-3260, International: 973-317-5319

If you are unable to participate live, an instant replay of the conference call will be available through May 2, 2002. To listen to the replay please dial: Domestic: US 800-428-6051; International: 973-709-2089, Passcode: 239521

v v v

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

v v v

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the March 31, 2002 exchange rate of Ps. 3.004 per A$1.00. In addition, all comparisons in this report for the first quarter of 2002, which ended on March 31, 2002, in this report are made against the figures for the comparable period, first quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

v v v

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation in the Financial Information:
The recognition of the effects of inflation in the financial information consists of:

· Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

· Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").

· Including in stockholders' equity the cumulative result of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI inflation factors.

· Including in the integral cost of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the most recent balance sheet date by using NCPI inflation factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI inflation factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information of the Mexican subsidiaries for prior years was restated using NCPI inflation factors. Financial information for foreign subsidiaries, included in the consolidated financial statements, was restated using the inflation rate of the country in which the foreign subsidiary is located, and then translated at the year-end exchange rate of the Mexican peso (see Note 3). Accordingly, the amounts are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks

and brokerage houses valued at quoted market prices.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined principally based on replacement cost at the time of sale.

d) Advances to Suppliers:
The balances are adjusted by applying NCPI inflation factors, considering their average age, and are included in the inventory account.

e) Prepaid Expenses:
These represent payments for services that will be received over the next twelve months. Prepaid expenses are recorded at historical cost and applied in the income statement in the month in which the services or benefits are received. Prepaid expenses consist primarily of advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a twelve-month year based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations at the time that the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products and/or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products and/or presentations to normal operating levels, which is generally one year.

f) Property, Plant and Equipment:
These assets are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases, are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets. Depreciation of new property, plant and equipment commences in the year after placement in service.

The annual average depreciation rates of property, plant and equipment are as follows:

	2001
Building and construction	2.4%
Machinery and equipment	4.8%
Distribution equipment	6.7%
Other equipment	14.2%

g) Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according with the useful life of such assets.

h) Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI inflation factors.

i) Deferred Charges:
Deferred charges represent payments whose benefits will be received in future years. These consist primarily of:

1. Investment in refrigerators, which are placed in the market in order to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.
2. Agreements with customers for the right to sell and promote the Company's products during certain years of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.
3. Leasehold improvements, which are restated by applying NCPI factors, considering their average age, and amortized over the term in which the benefits are expected to be received or the term of the related lease, using the straight-line method.

j) Goodwill:
Represents the difference between the price paid over the book value of the shares and / or assets acquired, which is substantially equal to the fair value of such assets. This difference is amortized over a year of no more than 20 years. Goodwill is recorded in the currency used to make the investment and it is restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate.

k) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. In addition, since 1999, The Coca-Cola Company has made payments in connection with the Company's refrigeration equipment investment program. These payments are

related to the increase in volume of Coca-Cola products that result from such expenditures, and will be reimbursed if the established conditions in the contracts are not met. These grants are recorded in 'Deferred Charges' net of participation of The Coca-Cola Company.

l) Labor Liabilities:
Labor liabilities include liabilities for the pension and retirement plan, and seniority premium, based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI inflation factors, with such restatement presented in stockholders' equity. The increase for the year in labor liabilities is charged to expense in the income statement.

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year year during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net.

m) Revenues Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

n) Income Tax, Tax on Assets and Employee Profit Sharing:
Beginning in 2000 the Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4. "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and tax on assets are determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing that are expected to turn around within a defined year.

The balance of deferred taxes is comprised of monetary and nonmonetary items, based on temporary differences from which it is derived.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding form both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings.

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries. Beginning in 1999, estimated tax payments through the parent company were eliminated, and the benefits of tax consolidation are limited to 60% of the shareholders' participation in the subsidiaries. Priorly were 100%.

o) Integral Result of Financing:
The integral result of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains or Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries.

Gain (Loss) on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed applying the NCPI to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies.

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate.

p) Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. The premium paid for these instruments is recognized in prepaid expenses and its cost is recognized in earnings using the straight-line method. If the instrument is used to manage the risk related

with the Company's operations, the effect is recorded in cost of sales and in operating expenses. If he instrument is used to manage the risks related with the financing operations, the effects is recorded in interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2000, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2 "Instrumentos Financieros" (Financial Instruments) went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purpose be valued using the same valuation criteria applied to the hedged asset or liability. Additionally, the financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this new bulletin is included in net income, net of taxes, as a change in accounting principles.

q) Restatement of Stockholders' Equity:
The objective of this restatement is to present stockholders' equity in terms of the purchasing power of the Mexican peso as of the date of the most recent balance sheet

r) Cumulative Result of Holding Nonmonetary Assets:
The cumulative result of holding non-monetary assets represents the sum of the differences between book values and restatement values, as determined by applying NCPI inflation factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

s) Comprehensive Income:
Comprehensive income is comprised of the net income for the year, plus any other items of revenues, expenses, gains and losses, which are recognized directly in stockholders' equity. Such items include the cumulative translation result and the cumulative result of holding nonmonetary assets and are presented in the Consolidated Statement of Changes in Stockholders' Equity.

t) Earnings per Share:
This represents the earnings corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year, in conformity with Bulletin B-14, "Earnings per Share".

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: 1 YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	\WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PROPIMEX S.A. DE C.V.	BOTTLING AND DISTRIBUTION	62,469,249	99.99	383,414	918,982
3 ADMINISTRACION Y ASESORIA INTEGRAL S.A.DE C.V.	ADMINISTRATIVE SERVICES	55,847	99.99	77,761	7,291
4 INMUEBLES DEL GOLFO S.A. DE C.V.	BOTTLING AND DISTRIBUTION	5,570,863	99.99	398,793	685,662
5 REFRESCOS Y AGUAS MINERALES S.A. DE C.V:	ADMINISTRATIVE SERVICES	8,734,500	99.99	7,268	83,493
6 COCA-COLA FEMSA DE BUENOS AIRES S.A. DE C.V.	BOTTLING AND DISTRIBUTION	52,694,342	100.00	335,892	2,425,198
7 ELIMINACION DE ACCIONES		1	0.00	(1,203,128)	(4,120,626)
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**0**
ASSOCIATEDS					
1 INDUSTRIA EMBASADORA DE QUERETARO S.A. DE C.V.	BOTTLING	98,232	19.60	11,082	58,953
2 CICAN	BOTTLING	9,620	48.10	36,154	45,465
3 OTRAS		1	0.00	1,695	1,865
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**48,931**	**106,283**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**106,283**

NOTES

24/04/2002 20:41

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,104,979	109,006	995,973	1,080,703	352,642	1,724,034
MACHINERY	2,520,126	701,921	1,818,205	1,637,400	562,041	2,893,564
TRANSPORT EQUIPMENT	615,176	68,926	546,250	625,767	602,117	569,900
OFFICE EQUIPMENT	37,567	9,849	27,718	116,819	86,076	58,461
COMPUTER EQUIPMENT	238,494	99,490	139,004	42,029	75,964	105,069
OTHER	52,563	35,508	17,055	103,066	79,218	40,903
DEPRECIABLES TOTAL	**4,568,905**	**1,024,700**	**3,544,205**	**3,605,784**	**1,758,058**	**5,391,931**
NOT DEPRECIATION ASSETS						
GROUNDS	262,050	0	262,050	434,341	0	696,391
CONSTRUCTIONS IN PROCESS	297,911	0	297,911	33,046	0	330,957
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**559,961**	**0**	**559,961**	**467,387**	**0**	**1,027,348**
TOTAL	**5,128,866**	**1,024,700**	**4,104,166**	**4,073,171**	**1,758,058**	**6,419,279**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
SINDICATED/VARIOUS	11/01/1998	9.40	0	0	0	0	0	0	0	0	0	0	901,300	0	0	0
SINDICATED/VARIOUS	15/09/1994	8.95	0	0	0	0	0	0	0	0	0	0	0	0	1,802,600	0
RABOBANK/VARIOUS B.A			0	0	0	0	0	0	0	0	625	0	0	0	0	0
BANQUE PARIBAS			0	0	0	0	0	0	0	0	2,262	0	0	0	0	0
VARIOUS/INTERESTS			0	0	0	0	0	0	0	0	1,344	83,159	2,906	0	0	0
GE CAPITAL LEASING, S.A. DE	27/10/2000	9.44	0	0	0	0	0	0	0	0	4,554	1,518	10,627	6,072	6,072	7,516
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**8,785**	**84,677**	**914,833**	**6,072**	**1,808,672**	**7,516**

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
CONCENTRATE			240,961	0	0	0	0	0	0	0	0	10,277	0	0	0	0
SUGAR			198,789	0	0	0	0	0	0	0	0	0	0	0	0	0
FRUCTOSE			134	0	0	0	0	0	0	0	0	12,818	0	0	0	0
BOTTLE			50,342	0	0	0	0	0	0	0	0	236	0	0	0	0
PET			287,482	0	0	0	0	0	0	0	0	35,964	0	0	0	0
PACKAGE MATERIAL			32,622	0	0	0	0	0	0	0	0	8,017	0	0	0	0
MECHANICAL PARTS			9,057	0	0	0	0	0	0	0	0	7,505	0	0	0	0
OTHER			73,618	0	0	0	0	0	0	0	0	44,307	0	0	0	0
TOTAL SUPPLIERS			**893,005**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**119,124**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits In Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
VARIOUS			1,050,203	0	0	0	0	0	0	0	0	77,873	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,050,203	0	0	0	0	0	0	0	0	77,873	0	0	0	0
			1,943,208	0	0	0	0	0	0	0	8,785	281,674	914,833	6,072	1,808,672	7,516

NOTES

THE FOREIGN LIABILITIES ARE SIGNED IN US DOLLARS.
THE EXCHANGE RATE IS 9.013 PERSOS PER US DOLLAR.

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**

COCA-COLA FEMSA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	686	6,182	0	0	6,182
TOTAL	**686**	**6,182**			**6,182**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	7,198	64,873	0	0	64,873
TOTAL	**7,198**	**64,873**			**64,873**
NET BALANCE	**(6,512)**	**(58,691)**			**(58,691)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**167,385**	**1,508,643**	**237,057**	**2,136,571**	**3,645,214**
LIABILITIES POSITION	**313,730**	**2,827,650**	**33,378**	**300,825**	**3,128,475**
SHORT TERM LIABILITIES POSITION	10,047	90,557	22,180	199,902	290,459
LONG TERM LIABILITIES POSITION	303,683	2,737,093	11,198	100,923	2,838,016
NET BALANCE	**(146,345)**	**(1,319,007)**	**203,679**	**1,835,746**	**516,739**

NOTES

THE EXCHANGE RATE IS 9.013 MEXICAN PESOS PER US DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	5,349,709	4,021,051	(1,328,658)	0.92	(12,224)
FEBRUARY	4,706,221	3,474,223	(1,231,998)	0.06	739
MARCH	4,892,702	3,602,685	(1,290,017)	0.51	(6,579)
ACTUALIZATION:	0	0	0	0.00	(51)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	188,091
OTHER	0	0	0	0.00	0
TOTAL					**169,976**

24/04/2002 20:42

NOTES

STOCK EXCHANGE CODE:
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: YEAR:

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CEDRO	BOTTLING AND PRODUCTION	59,026	71
CUAUTITLAN	BOTTLING AND PRODUCTION	191,140	76
REYES	BOTTLING AND PRODUCTION	110,940	49
TOLUCA	BOTTLING AND PRODUCTION	208,000	68
IXTACOMITAN	BOTTLING AND PRODUCTION	84,593	79
OAXACA	BOTTLING AND PRODUCTION	13,577	79
JUCHITAN	BOTTLING AND PRODUCTION	16,773	74
SAN CRISTOBAL	BOTTLING AND PRODUCTION	16,910	62
ALCORTA (BUENOS AIRES,ARG.)	BOTTLING AND PRODUCTION	212,179	61

24/04/2002 20:42

NOTES

THE INSTALL CAPACITY IS COMPUTED BASED ON THE CAPACITY AS OF MARCH 31, 2002 AND THE UTILIZATION WAS COMPUTED CONSIDERING THE AVERAGE CAPACITY DURING THE LAST TWELVE MONTHS.
THE SABINO PLANT'S CAPACITY IS NOT INCLUDED.

STOCK EXCHANGE CODE: **KOF** QUARTER: **1** YEAR: **2002**
COCA-COLA FEMSA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
SUGAR	PROMESA				
CONCENTRATE	COCA-COLA DE MEXICO				
CONCENTRATE	COCA-COLA DE ARGENT				
PACKING MATERIAL	FEMSA EMPAQUES				

NOTES

24/04/2002 20:42

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SOFT-DRINKS	133,850	1,732,850	111,229	3,475,441		COCA-COLA, FANTA SPRITE,SPRITE LIGHT DELAWARE PUNCH SENZADO, BEAT FRESKA	CONSUMER
TOTAL		1,732,850		3,475,441			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
			29,373	284,408		SPRITE,SPRITE LIGHT QUATRO, TAI, KIN COCA-COLA,FANTA COCA-COLA LIGHT BLACK FIRE	CONSUMER
TOTAL				284,408			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF UNIT CASES(24 BOTTLES OF 8 OZ.)
THE MARKET SHARE IS NOT AVAILABLE.
THE FOREIGN SALES ARE FROM OUR SUBSIDIARIE IN BUENOS AIRES, ARGENTINA.

24/04/2002 20:42

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 625,995,736

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	"A""L	997,500,000.00		0.00
2	"D"	427,500,000.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	862,884,000
- DETERMINED INCOME	302,009,400
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	2,736,000
- DETERMINED RFE	0
- NON DEDUCTABLES	530,151
NFE OF PERIOD :	557,608,449

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 1,183,604,185

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,425,000,000

STOCK EXCHANGE COI KOF QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **COCA-COLA FEMSA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 5,107,746,388

Number of Shares Outstanding at the Date of the NFEAR: (Units) 1,425,000,000

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2002 5,107,746,388

Number of shares Outstanding at the Date of the NFEAR (Units) 1,425,000,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

24/04/2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF **FECHA : 24/04/2002** 21:22
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO **VICEPRESIDENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : NA NA NA NA

CARGO **ADMINISTRADOR(ES)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. CARLOS SALAZAR LOMELIN

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. EUGENIO GARZA LAGUERA

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. HERBERT ALLEN III

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. JUAN CARLOS BRANIFF HIERRO

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

VIGENCIA DEL : 01/01/2001 AL : 31/12/200
NOMBRE : ING. ALFONSO GARZA GARZA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. ARMANDO GARZA SADA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. BARBARA GARZA GONDA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. RICARDO GUAJARDO TOUCHE

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : SR. STEVEN J.HYER

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. ALFREDO MARTINEZ URDAL

CLAVE DE COTIZACION: KOF **FECHA : 24/04/2002** 21:22
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. CHARLES MC TIER

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : ING. EDUARDO PADILLA SILVA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. FEDERICO REYES GARCIA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC ALEXIS ROVZAR DE LA TORRE

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. CARLOS SALAZAR LOMELIN

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. DANIEL SERVITJE MONTULL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR. JEFFREY T.DUNN

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING GUILLERMO CHAVEZ ECKSTEIN

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. GERRADO ESTRADA ATTOLINI

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. GARY FAYARD

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING FRANCISCO JAVIER FERNANDEZ CARVAJAL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. MARIANA GARZA GONDA

VIGENCIA DEL : 01/01/1998 AL : 31/12/1998
NOMBRE : ING RICARDO GONZALEZ SADA

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC. ALFREDO LIVAS CANTU

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. FERNANDO PARDO RAMIREZ

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : LIC PATRICIA POWEL

VIGENCIA DEL : 01/01/2000 AL : 31/12/2000
NOMBRE : MR DAVID TAGGART

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. JOSE MANUEL CANAL HERNANDO

CLAVE DE COTIZACION: KOF **FECHA : 24/04/2002** 21:22
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. FAUSTO SANDOVAL AMAYA

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : C.P. ERNESTO GONZALEZ DAVILA

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. HUMBERTO ORTIZ GUTIERREZ

CARGO **SECRETARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. CARLOS EDUARDO ALDRETE ANCIRA

CARGO **SECRETARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 01/01/2001 AL : 31/12/2001
NOMBRE : LIC. DAVID ALBERTO GONZALEZ VESSI

CLAVE DE COTIZACION: KOF FECHA: 24/04/200: 20:42

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA, S.A. DE C.V.
DO MICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
E-MAIL:	www.cocacola-femsa.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	LIC. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100

CLAVE DE COTIZACION: KOF FECHA: 24/04/200: 20:42

FAX:	(55)52923473

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	C.P. RAMON GARCIA ALEGRE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE:	C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KOF FECHA: 24/04/200: 20:42

CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)83-28-61-80
FAX: (81)83-28-61-81

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO SUPLENTE
NOMBRE: SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO: ALFONSO REYES # 2202 NTE.
COLONIA: VELLA VISTA
C. POSTAL: 06500
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)8328-50-00
FAX: (81)8375-48-99

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE: LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-20
FAX: (55)52-92-34-74

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: C.P. RAMON GARCIA ALEGRE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: April 30, 2002

By:______________________

Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer